UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number 333-51414

(Check One)
                [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                [ ] Form 10-Q and Form 10-QSB [ ] Form N-CSR

                For period ended: DECEMBER 31, 2004

                [ ] Transition Report on Form 10-K and Form 10-KSB
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q and Form 10-QSB
                [ ] Transition Report on Form N-SAR
                For the transition period ended: ____________________

         Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:                   Rubicon Medical Corporation

Former Name if Applicable:                 N/A

Address of Principal Executive Office
(Street and number)                        3598 West 1820 South
City, State and Zip Code:                  Salt Lake City, UT 84104

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to RULE 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by RULE 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

         Rubicon Medical does not anticipate that it will be able to complete its internal review of the annual report and obtain the required signatures of its officers and directors in time to file the report by its due date. It is anticipated that the report will be filed on or before the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Brian C. Woolf             (801)                    886-9000
         -----------------------------------------------------------------------
             (Name)              (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                   [X] Yes                                   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                   [ ] Yes                                   [X] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Rubicon Medical Corporation
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 30, 2005                         By:  /s/ Brian C. Woolf
                                                   ----------------------------
                                             Name:  Brian C. Woolf
                                             Title: Chief Financial Officer